EXHIBIT 99.3

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

TABLE OF CONTENTS

GENERAL	2
COMPANY OVERVIEW AND STRATEGY	2
2024 HIGHLIGHTS	3
SELECT FINANCIAL INFORMATION	6
MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES	6
MINERAL PROPERTY PORTFOLIO REVIEW	8
SELECT QUARTERLY FINANCIAL INFORMATION	20
RESULTS OF CONTINUING OPERATIONS	21
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	23
FINANCIAL INSTRUMENTS	24
RELATED PARTY TRANSACTIONS	24
OFF-BALANCE SHEET ARRANGEMENTS	25
FINANCIAL LIABILITIES AND COMMITMENTS	25
NON-IFRS MEASURES	25
MATERIAL ACCOUNTING POLICIES	25
CRITICAL ACCOUNTING ESTIMATES	25
CRITICAL ACCOUNTING JUDGMENTS	25
NEW ACCOUNTING STANDARDS ISSUED	26
RISKS AND UNCERTAINTIES	26
QUALIFIED PERSONS	28
SECURITIES OUTSTANDING	28
DISCLOSURE CONTROLS AND PROCEDURES	28
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	29
LIMITATIONS OF CONTROLS AND PROCEDURES	29
FORWARD-LOOKING INFORMATION	29
CAUTIONARY NOTE TO U.S. INVESTORS	30

Page 1

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited annual consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the year ended December 31, 2024 and 2023. These annual consolidated financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

For purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including the Company’s 40-F/Annual Information Form (“AIF”), annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.firstmininggold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Note that nothing mentioned is incorporated by reference unless specified otherwise.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of March 28, 2025, and all information contained in this MD&A is current as of March 28, 2025.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.

Springpole is one of the largest undeveloped gold projects in Ontario1. The Company has commenced a Feasibility Study (“FS”). The Company announced on November 5, 2024, that it has successfully submitted the final Environmental Impact Statement/Environmental Assessment (“EIS/EA”), while concurrently continuing with permitting activities. First Mining continues to engage and consult various Indigenous communities, municipalities, regulators and stakeholders by holding community open house meetings as well as technical reviews and meetings.

In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec. The Company filed a Preliminary Economic Assessment (“PEA”) on the Duparquet Project in October 2023. First Mining also wholly owns the Cameron Gold Project in Ontario. The portfolio of First Mining’s gold project interests includes a 30% interest in the Pickle Crow Gold Project in Ontario (being advanced in a joint venture with Firefly Metals Ltd.) and a 20% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp.).

 ___________________

1 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

Page 2

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

2024 HIGHLIGHTS

The following highlights the Company’s most recent developments (including subsequent events up to March 28, 2025).

Project Highlights

Springpole

•

On February 12, 2025, the Company announced final drilling results from the 2024 East Extension Phase 1 diamond drilling program. The East Extension Phase 1 exploration drilling program comprised 5 holes for a total of 2,293 m and was successful in returning significant widths of continuous mineralization in an underexplored area of the Project located within the current PFS open-pit development footprint. Highlights from the drill program include two broad mineralization intervals of 0.75 g/t Au and 3.30 g/t Ag over 134.2 m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4 m in drill hole SP24-011, and demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as “waste” into “ore” in the proposed run of mine pit design. This could potentially reduce the strip ratio and increased processed ore tonnes.

•

On November 13, 2024, The Company announced the establishment and positive initial review by a best practice Independent Geotechnical and Tailings Review Board (“IGTRB”) for the Springpole Gold Project.

•

On November 9, 2024, the Company announced an Eastern Extension resource growth opportunity at the Springpole Gold Project with initial results from the 2024 East Extension diamond drilling program, including 0.83 g/t Au and 8.02 g/t Ag over 52.50 m, and 0.61 g/t Au and 4.66 g/t Ag over 46.50 m from drill hole SP24-007.

•

On November 5, 2024, the Company announced the submission of the Final EIS/EA for the Springpole Gold Project. The final EIS/EA incorporates over 14 years of research and data collection and includes several optimizations completed since the release of the Pre-Feasibility Study. The submission reflects multiple scientific and engineering disciplines to achieve a sustainable Project that will both protect the environment and deliver tremendous socio-economic and infrastructure benefits. Through advancement in Project designs, analysis shows that all regulatory requirements will be met by the Project, including fish habitat offsetting and water quality that will meet stringent Canadian Water Quality Guidelines during all phases of the Project. The input received from all parties during the draft EIS/EA review helped inform the optimizations made for the final EIS/EA.

•

Continued collecting environmental baseline data and advancing environmental assessment work, and continued engagement with local Indigenous rights holders, government regulators and stakeholders of the Springpole Project.

•

Completion of a diamond drilling program to support additional hydrogeological data collection in the areas around proposed mine infrastructure, consisting of 26 drill holes for a total of 1,359 m, plus installation of long-term groundwater monitoring wells.

Birch-Uchi

•

On September 9 2024, the Company announced four newly-discovered gold mineralization occurrences at the Challenger target. The new occurrences were identified during their summer follow-up mapping program in the Challenger target area.

•

Additional work completed includes further consolidation and analysis of the historical exploration data, a summer soil geochemistry campaign focused on new and follow-up targets; and mapping and prospecting programs focusing on several prospective areas which commenced in June 2024. Corresponding drill target development is underway.

•

In April 2024, the Company completed its 3-year amended option agreement with Whitefish Exploration Inc. on the Swain Lake property, and 70% ownership of the property, which comprises 82 mining claims over an area of 1,656 hectares, was transferred to First Mining.

•

In February 2024, the Company completed its 3-year option agreement with Exiro Minerals Corp. on the Swain Post property, and 100% ownership of the property, which comprises 237 mining claims over an area of 4,786 hectares, was transferred to First Mining.

Page 3

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Duparquet

•

On March 5, 2025, the Company announced the largest exploration drill program undertaken since acquiring the full ownership of the Project in 2022. The Company will aim to complete an approximate 18,000m of exploration drilling this year, with focusing on advancing priority targets that are aligned to resource growth potential and further unlock a regional gold endowment supportive of future development optionality at the Project.

•

On January 20, 2025, the Company announced new drilling results from the 2024 Phase 3 diamond drilling program. The Company identified two new discovery gold zones during the expansion drilling at the Valentre target. Assay results for the newly discovered “Miroir Zone” located north of the Valentre target, returned 3.12 g/t Au over 19.35 m, including 5.47 g/t Au over 9.6 m. A second discovery, the “Aiguille Zone”, occurred south of the Valentre target, returning 8.99 g/t Au over 3.1 m.

•

On November 21, 2024, the Company announced exploration drill results from the Buzz and North Zone expansion targets, with hole DUP24-028 from the Buzz Zone returning 1.55 g/t Au over 15.4 m, including 3.08 g/t Au over 5.3 m, and Hole DUP24-032 from the North Zone returning 4.00 g/t Au over 5.7 m, including 6.65 g/t Au over 2.0 m.

•

On August 28, 2024, the Company announced drilling results from the 2024 Phase 3 diamond drilling program at Duparquet which further defined resource expansion opportunities at the Valentre target. The Phase 3 program was completed in October 2024, comprising 24 holes over 9,564m.

•

On June 18, 2024, the Company provided an update on the final Phase 2B drilling results, including drill hole DUP24-024 which returned multiple gold zones including 10.67 g/t Au over 5.3 m, 6.63 g/t Au over 9.0 m, 3.04 g/t Au over 33.5 m, and 5.97 g/t Au over 33.0 m in newly identified mafic volcanic units not previously modelled at the Duparquet project.

•

On May 21, 2024, the Company reported initial drilling results from its 2024 Phase 2B winter diamond drilling program at Duparquet. Multiple high-grade gold zones that had not been previously modelled were identified.

•	Exploration field campaigns commenced at Duparquet in Q2 with a focus on regional prospecting and mapping targets.

•

On May 1, 2024, the Company announced the completion of its Phase 2 winter drilling program totaling 2,856 m and the commencement of a Phase 3, 9,000 m drilling program, as well as a series of property-wide regional programs focused on geophysical, LiDAR, and field surveys covering its 19 km, 5,800 hectare property surrounding a key portion of the Destor-Porcupine Fault Zone. Development of a property-wide expanded 3D geological and target model was also completed in support of the regional programs.

•

Drilling at the Central Duparquet High Grade Zone in the area of the historical Central Duparquet development returned results validating the resource wireframe and supporting the extension of a higher-grade zone with mineralization continuity at depth.

•

On January 9, 2024, the Company announced the expansion of multiple gold zones from the drilling of key targets at the Duparquet Project. A new area of mineralization continuity was identified at Central Duparquet (“Valentre Target”), demonstrating the potential continuity of mineralization between the Central Duparquet and the Dumico deposits that had never been drill tested prior to First Mining’s 2023 drilling campaign.

Corporate Announcements

•

On March 28, 2025, the Company announced that it has received the final payment of US$5 million from First Majestic in connection with the silver stream that First Majestic has with the Company’s Springpole Project. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”), such that the Tranche 3 payment would be for US$5 million in cash. As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020, under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. Pursuant to the Amending Agreement, the exercise price of the Warrants has been revised to $0.20, and the expiry date of the Warrants has been extended to March 31, 2028. In addition, if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. All other terms of the Warrants remain unchanged.

Page 4

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

•	As of December 31, 2024, the Company’s cash and marketable securities balance was $13.7 million and the equity interest in PC Gold Inc. (Pickle Crow Project) was $21.5 million.

•	On December 3, 2024, the Company announced positive Federal Conformity Determination for the Springpole Gold Project Final EIS.

•

On November 5, 2024, the Company announced that it successfully submitted the Final EIS/EA for the Springpole Project. The Final EIS/EA submission marks a significant procedural milestone in the advancement of the Springpole Project and follows over two and a half years of consultation and engagement on the draft EIS/EA submitted in May 2022. The Project is being assessed by the Impact Assessment Agency of Canada (“IAAC”) in accordance with the Canadian Environmental Assessment Act (CEAA, 2012) and by the Ministry of Environment Conservation and Parks (“MECP”) under Ontario’s Environmental Assessment Act.

•

On October 31, 2024, the Company announced that it has entered into a Process Agreement with Cat Lake First Nation (“Cat Lake”) and Lac Seul First Nation (“Lac Seul”) which provides important capacity support for the implementation of a community-based Anishinaabe-Led Impact Assessment (“ALIA”). The Process Agreement represents a significant commitment for the Company and provides the framework for First Mining, Cat Lake and Lac Seul to have procedural clarity and meaningful participation in the review of the Springpole Project through the unique cultural perspective of the Anishinaabe people.

•

On October 10, 2024, the Company completed a non-brokered private placement offering (the “Private Placement Offering”). Pursuant to the Private Placement Offering, the Company raised aggregate gross proceeds of $7,352,600, which consisted of 54,463,706 units (the “Private Placement Units”) of the Company at a price of $0.135 per Private Placement Unit. Each Private Placement Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Private Placement Warrant”). Each Private Placement Warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 per common share for a period of 36 months following the closing date of the Private Placement Offering.

•

On September 26, 2024, the Company completed a brokered bought deal public offering (the “Bought Deal Offering”). Pursuant to the Bought Deal Offering, the Company raised aggregate gross proceeds of $8,050,023 which consisted of 59,629,800 units (the “Bought Deal Units”) of the Company at a price of $0.135 per Bought Deal unit. Each Bought Deal Unit consisted of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Bought Deal Warrant”). Each Bought Deal Warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 per common share for a period of 36 months following the closing date of the Bought Deal Offering.

•	On June 27, 2024, the Company published its third annual Environmental, Social and Governance (“ESG”) Report for the 2023 year highlighting the Company’s ESG commitments, practices and performance.

•

On June 14, 2024, the Company completed a non-brokered private placement for aggregate gross proceeds of $6,950,000 consisting of 31,212,121 flow-through shares (“FT Shares”) for the purposes of the Income Tax Act (Canada)(the “ITA”) at a price of $0.165 per FT Unit, and 10,000,000 Quebec flow-through units that qualify as flow-through units for the purposes of the ITA and the Taxation Act (Quebec)(the “Quebec FT Shares”) at a price of $0.18 per Quebec FT Share.

•

On January 24, 2024, the Company filed a Final Shelf Prospectus with the securities regulatory authorities in Canada, and a corresponding Registration Statement on Form F-10 with the United States Securities and Exchange Commission. The Final Shelf Prospectus and the Registration Statement were filed to provide the Company with greater financial flexibility going forward.

•

On January 9, 2024, the Company announced the appointment of James Maxwell to Vice President, Exploration & Project Operations and Stephen Lines to Vice President, Sustainability. The Company also announced the resignation of Jeffery Reinson as Chief Operating Officer.

Page 5

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the year ended December 31,
	2024	2023	2022
Mineral Property Cash Expenditures(1)	$20,777	$18,193	$25,113
Net Income (Loss)	(15,314)	(7,036)	(16,279)
Total Cash used in Operating Activities	(3,952)	(5,072)	(5,082)
Basic and Diluted Net Loss Per Share (in Dollars)(2)	$(0.02)	$(0.01)	$(0.02)

Financial Position (in $000s):	December 31,	December 31,	December 31,
	2024	2023	2022
Cash and Cash Equivalents	$11,351	$12,211	$13,558
Working Capital (3)	744	2,162	5,612
Marketable Securities	2,388	263	184
Mineral Properties (4)	256,059	244,234	221,147
Investment in NexGold Mining Corp. (formerly Treasury Metals Inc.) (5)	-	3,269	5,592
Investment in PC Gold Inc. (Pickle Crow Project)	21,527	21,527	21,572
Investment in Big Ridge Gold Corp. (Hope Brook Project)	-	1,406	2,119
Total Assets	294,852	286,067	266,933
Total Non-current Liabilities	$36,095	$36,486	$30,015

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.
(3)

This is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”.

(4)	Includes Hope Brook Impairment of $12.0M in Q1 2024.
(5)	During Q2 2024, the Company reclassified its equity investment in NexGold Mining Corp. to current marketable securities.

Net Income (Loss) – The increase in net loss for the year ended 2024 compared to the net loss in the same period in 2023 is primarily due to the change in net loss from non-cash items for the current period. The net loss for the year ended December 31, 2024 is primarily comprised of an impairment of Hope Brook Project of $12.0 million (December 31, 2023: $1.5 million impairment on equity investment in NexGold).

Cash and Cash Equivalents – The decrease in cash and cash equivalents held for the year ended December 31, 2024 was primarily due to cash used in operating activities and investing activities at the Company’s mineral projects, particularly at Springpole and Duparquet, offset by the cash received from the sale of marketable securities and proceeds from equity financings.

Total Assets – The increase relative to the prior period ended December 31, 2023, was mainly due to equity raises during the year in which facilitated the $24.7 million increase in the mineral property expenditures primarily at Springpole and Duparquet offset by the $12.0 million impairment of the Hope Brook Project in Q1 2024.

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Resources and Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021 (the “PFS”), which was prepared for First Mining by AGP Mining Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca):

Page 6

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Probable Reserves
Springpole Gold Project(1)	121,600,000	0.97	5.23	3,800,000	20,500,000

Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project (20%)(8)	3,238,000	2.32	-	241,200	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	69,022,700	1.55	-	3,432,100	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project (20%)(8)	443,000	3.24	-	46,200	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	50,822,000	1.62	-	2,640,500	-
Total Measured Resources	3,543,600	2.68	-	305,500	-
Total Indicated Resources	225,430,700	1.16	5.00	8,440,300	24,300,000
Total Measured and Indicated Resources	228,974,300	1.18	5.00	8,745,800	24,300,000
Total Inferred Resources	76,635,600	1.59	2.80	3,888,850	1,400,000

The Mineral Reserves and Resources set out in this table, with the exception of the Hope Brook Gold Project, are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2024, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. The Hope Brook Mineral Resources are based on the technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd. For Big Ridge Gold Corp., dated April 6, 2023, which is available under Big Ridge’s SEDAR+ profile at www.sedarplus.ca.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(1)

The Springpole Mineral Reserve Estimate has an effective date of December 30, 2020, and is based on the Mineral Resource Estimate that has an effective date of July 30, 2020. The Mineral Reserve Estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue. The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases. The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%. The exchange rate assumption applied was $1.30 equal to US$1.00.

(2)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.

(3)

The Duparquet Consolidated Mineral Resource Estimate represents a combination of the resources at the Duparquet, Pitt Gold and Duquesne deposits. For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. For Pitt Gold and Duquesne, the mineral resource estimates are completely classified as Inferred. Duparquet deposit resources are reported at a cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (underground). Duquesne open pit resources are reported at a cut-off grade of 0.5 g/t Au, and Pitt Gold and Duquesne underground resources are reported at a cut-off grade of 1.75 g/t Au.

(4)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(5)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(6)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.

(7)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Firefly Metals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

(8)

First Mining owns 20% of the Hope Brook Gold Project, and 80% is owned by Big Ridge Gold Corp. The Indicated and Inferred Mineral Resources for Hope Brook shown in the above table only reflects First Mining’s percentage ownership interest.

Page 7

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

MINERAL PROPERTY PORTFOLIO REVIEW

The following section discusses the Company’s priority and other significant projects for assets located in Canada.

As at December 31, 2024 and 2023, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Springpole	Birch-Uchi	Duparquet	Cameron	Hope Brook	Total
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$244,234
2024 acquisition and capitalized net expenditures	15,280	2,463	5,190	218	1	23,152
Tax recovery received and impairment	-	-	(107)	-	(800)	(907)
Impairment	-	-	-	-	(11,955)	(11,955)
Environmental remediation	-	-	1,535	-	-	1,535
Balance December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059

MATERIAL CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

The Springpole Gold Project, as defined in the PFS, covers an area of 41,943 hectares in northwestern Ontario, and consists of 30 patented mining claims, 282 mining claims and thirteen mining leases. Additional mining claims in the Birch-Uchi region, surrounding the Springpole Gold Project have been acquired by First Mining since 2021, bringing the total mineral tenure area held 100% by First Mining to approximately 51,200 hectares. This includes the acquisition of the Swain Post mining claims in February 2024, which were transferred to First Mining from Exiro Minerals Corp, on completion of a 3-year option agreement. In addition, First Mining owns 70% of the Swain Property, totaling another 1,656 hectares, after the completion of a 3-year option agreement with Whitefish Exploration Inc. in April 2024. The Springpole project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, a forestry access road within 18 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Nine and Treaty Three First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario2.

During the year ended December 31, 2024, the most significant expenditures at the Springpole Gold Project were:

•	$7,481,000 in connection with environmental data collection and assessment activities, assaying, field and technical work primarily related to the submission of the final EA by the end of 2024;
•	$3,100,000 in connection with indigenous consultation and reimbursements, including spend related to signing of Process Agreements with Cat Lake and Lac Seul First Nations;
•	$1,899,000 for technical consultants, contractors, and salaries;
•	$1,285,000 in connection with camp costs for fuel, travel and other related expenditures;
•	$1,140,000 in connection with exploration-related activities and technical studies; and
•	$375,000 in connection with land tenure and advanced royalty payments.
$15,280,000

 _________________________

2 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

Page 8

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Technical Programs

First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Final EIS/EA, which was submitted in November 2024, and into the Feasibility Study (“FS”) process.  These programs include FS-level metallurgical test work, geotechnical and site investigation work to support FS-level preliminary pit slope, dike and Co-Disposal Facility design, revisions to the PFS mine plan, an update to the Mineral Resource estimate in the PFS incorporating recent drilling results, completion of a power connectivity study, exploring renewable power generation opportunities, additional environmental data collection, and predictive environmental effects modelling and studies.

Renewable Power Generation Opportunities

An initial scoping study in 2021 on power generation in the project development area concluded that wind and solar were both viable potential supplemental power sources for the Springpole Project that warranted further study.  In furtherance of this, First Mining continued site-specific data collection for wind resources throughout 2022, 2023 and 2024. A preliminary wind data report summarizing the 2022 to Q1 2023 findings was issued by SLR in April 2023 and 1-year summary wind data reports were issued in H2 for the 2023 and 2024 data collection periods.

Further Co-Disposal Facility (“CDF”) Optimization

In Q4 2022, First Mining completed all trade-off studies on the CDF, which highlighted the need for additional optimization on the PFS design. First Mining adopted certain recommendations arising from the trade-off studies, then in the first half of 2023 continued to advance the CDF concept design which supported the mine planning, process design and environmental assessment work. The CDF concept design being advanced by WSP was presented to a recently formed Independent Geotechnical Review Board (“IGTRB”) in Q4 2023 and Q2 2024 and discussions were held in the meetings. Following this, the concept design was updated based on these discussions and underwent a formal IGTRB review and recommendations. The feedback received in October 2024 has been positive with support for the current design.

Environmental Data Collection

In February 2024, an aerial survey was conducted to locate and study the caribou previously collared, as well as a general aerial survey of the area. The wolverine study was also continued, with non-invasive camera traps being deployed from February – April. Ongoing quarterly surface water and groundwater sampling programs continued in 2024.

Environmental Impact Statement/Environmental Assessment (EIS/EA) Preparation

Consultation and engagement on the Final EIS/EA with Indigenous communities, municipalities, regulators and stakeholders will continue following the submission of the Final EIS/EA in Q4 2024. A positive conformity determination was provided by the Impact Assessment Agency of Canada which confirmed the Final EIS/EA meets all of the requirements of the federal EIS guidelines, allowing the review of the Final EIS/EA to proceed without delay to the public and technical comment period.

Cat Lake First Nation (“CLFN”)

On September 18, 2023, the Company was informed that CLFN had passed a Band Council Resolution (“BCR”) ratifying an existing moratorium on mining and mining related activities in Cat Lake traditional territory. CLFN had declared a moratorium on mining and mining related activities by letter dated December 2022. The Province of Ontario continued to grant exploration and other permits to the Company throughout 2022 and 2023, and to date the moratorium has not impacted the Company’s ability to carry out exploration and environmental assessment activities at the Springpole site. The Company continues to provide Cat Lake opportunities to engage in Project planning and to constructively engage with other local Indigenous communities, government regulators and stakeholders on the Springpole Project.

Page 9

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

On February 8, 2024, First Mining was granted several authorizations to permit construction of a temporary winter access road to the Springpole exploration camp. On February 21, 2024, CLFN challenged the authorizations and asked the court for an order canceling the authorizations and remitting the matter to the Ministry of Natural Resources and Forest (the “MNRF”) for reconsideration in accordance with its duty to consult and accommodate CLFN. On February 23, 2024, the court ordered an interim stay of the authorization pending judicial review, pausing the temporary winter road construction activities.  On March 20, 2024, First Mining joined CLFN and Lac Seul First Nation in signing a letter addressed to the provincial and federal governments inviting key representatives to engage towards the establishment of an agreement for a CLFN all-season community access road. On June 17, 2024, following discussions between the parties, CLFN accepted a settlement offer by MNRF. The settlement agreement has been filed with the court bringing an end to the judicial review process.

On October 31, 2024, the Company announced that it has entered into a Process Agreement with Cat Lake First Nation (“Cat Lake”) and Lac Seul First Nation (“Lac Seul”) which provides important capacity support for the implementation of a community-based Anishinaabe-Led Impact Assessment (“ALIA”). The Process Agreement represents a significant commitment for First Mining and provides the framework for First Mining, Cat Lake and Lac Seul to have procedural clarity and meaningful participation in the review of the Springpole Gold Project through the unique cultural perspective of the Anishinaabe people.

Key Catalysts for Springpole Project Development in 2024

First Mining completed a number of important project advancements in 2024, including:

•	Advancing geotechnical work plans for design of open pit and Co-Disposal Facility (“CDF”);
•	Continuation of other FS engineering activities such as dyke design, CDF design, road access and transmission line design, and other site infrastructure requirements;
•	Continuing assessment of renewable energy development opportunities in and around the Project;
•	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report; and
•	Filing of the EIS/EA Report in Q4 2024.

Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic Silver Corp “First Majestic”) pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”). The transaction closed on July 2, 2020, and the first two tranches totaling $17.5M have been paid to First Mining. The final tranche of US$5 million is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, currently anticipated for Q4 2025, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

In addition, upon closing the transaction on July 2, 2020, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement.  Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37 in accordance with the terms of the Silver Purchase Agreement). In the event the Company were to default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

On March 14, 2025, the Company and First Majestic agreed to amend the terms of Tranche 3 payable by First Majestic to the Company, pursuant to the Silver Purchase Agreement, to a US $5 million cash payment which were paid to the Company on March 27, 2025. As part of the amendment, the Company has extended the expiry dates of 32,050,228 outstanding common share purchase warrants (the “Warrants”) of the Company issued to First Majestic on July 2, 2020 and subsequently adjusted on July 2, 2021. Each Warrant has an exercise price of $0.374 per share and an expiry date of July 2, 2025. The Company has extended the expiry date of the Warrants to March 31, 2028 and to revised the exercise price of the Warrant to $0.20 per share. Pursuant to the terms of the amended Warrants, the Company may accelerate the expiry date of the Warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. All other terms of the Warrants remain unchanged.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to an annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining have been used to advance the Springpole Gold Project through the FS process and will also be used to advance the project through the federal and provincial EA processes.

Birch-Uchi Gold Project, Ontario (Regional exploration acquisitions)

With its Birch-Uchi Gold Project, First Mining consolidated a 74,000 ha mineral tenure through acquisitions and option agreements (see Figure 1) surrounding its Springpole Project to advance regional scale exploration opportunities. The Birch-Uchi Greenstone Belt has historically and still presents an encouraging opportunity for discovery in an area which has only seen a fraction of the exploration work that has been done in the neighboring Red Lake and Pickle Lake greenstone belts.

Prospective targets in this mineral tenure include the past-producing high-grade Sol d’Or mine, the Swain property, the Vixen North property - located nearby the past-producing Argosy mine, which produced approximately 100,000 oz. at 11.4 g/t Au - and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

Figure 1: First Mining’s Land Tenure within the Birch-Uchi Greenstone Belt

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

First Mining has actively been conducting regional-scale exploration in the Birch-Uchi Greenstone Belt since 2021 where the focus has been to infill data gaps, follow up on historical and newly-defined prospective areas, and advance discovery to build a prospectivity pipeline.

During the 2022 and 2023 targeted field campaigns, First Mining’s exploration teams collected 1,381 soil geochemical samples and 998 rock grab samples during mapping and prospecting campaigns, drill tested four targets, and completed a 3,843 line km airborne geophysical survey. This work has contributed to the development of a target catalogue with more than 80 targets identified for further follow-up and advancement.

In December 2023, the Company announced the discovery of a new high grade gold occurrence at its Birch-Uchi Project. Grab sampling at the now-established Challenger target led to the discovery of two new mineralized occurrences approximately 60 m apart, with samples returning gold values including 25.60 g/t Au, 7.10 g/t Au and 4.42 g/t Au.  The Challenger target area is located 12 km southwest of the First Mining’s flagship Springpole Gold Project and has become one of several high priority exploration targets for the Company.

In February 2024, the Company completed its 3-year option agreement with Exiro Minerals Corp. on the Swain Post property, and 100% ownership of the property, which comprises 237 mining claims over an area of 4,786 hectares, was transferred to First Mining.

In April 2024, the Company completed its 3-year option agreement with Whitefish Exploration Inc. on the Swain Lake property, and 70% ownership of the property, which comprises 82 mining claims over an area of 1,656 hectares, was transferred to First Mining.

A 2024 follow-up field mapping program yielded four new gold occurrences, including visible gold in grab and channel samples, proximal to the original 2023 discovery area at the Challenger target. Results were reported in September 2024, with channel sample assay highlights of 6.53 g/t Au over 3 m (including 57.8 g/t Au over 0.3 m) and grab sample assay highlights of up to 26.6 g/t Au, 20.3 g/t Au, and 7.73 g/t Au.

On June 14, 2024, the Company completed a non-brokered private placement, pursuant to which, the Company raised gross proceeds of $6,950,000. $2.5 million of these proceeds were designated towards continued development of the Birch-Uchi Gold Project.

During the year ended December 31, 2024, the most significant expenditures at the Birch-Uchi Gold Project were:

•	$790,000 related to exploration and technical consulting;
•	$775,000 related to salary and share-based payments;
•	$450,000 in option payments related to ALX, Whitefish, Swain Post and Pelangio ($175K, $155K, $75K and $10K respectively);
•	$339,000 related to environmental, assaying and field supplies; and
•	$109,000 related to travel and other expenditures.
$2,463,000

Future Work Plans

Following on from completed field programs, the First Mining exploration team continues to integrate the data for regional consolidation, analysis and target evolvement. The 2023 summer mapping and soil geochemistry sampling programs were focused on a multitude of prospective areas in their Birch-Uchi land tenure, and a field program of mapping, sampling and prospecting commenced in June 2024 and concluded in Q4 2024. The focus for 2024 was on further characterizing select targets on several prospective areas and infilling additional data supporting refinement and evolvement of corresponding drill targets, and this will continue through 2025.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Duparquet Gold Project, Quebec

Property Description

The Duparquet Gold Project, as defined in the 2023 PEA, consists of seven contiguous mineral exploration properties: Beattie, Donchester, Central Duparquet, Dumico, Porcupine East, Pitt Gold, and Duquesne (see Figure 2), as well as the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Gold Project site has infrastructure which includes paved, provincial highways from Rouyn-Noranda to the south and La Sarre to the north – both mining communities that can provide mining infrastructure and skilled labour to develop a mine. The Project site is also proximal to Quebec’s hydroelectric power grid.

Previously, the Duparquet property was comprised of two separate mining concessions (Beattie and Donchester mines), but in 2021 the mining concessions reverted back to mining claims, and that claim block is now comprised of fifty map-designated claims covering an area of 1,079 ha.  With the addition of the Porcupine East, Pitt Gold and Duquesne claim blocks, the Duparquet Gold Project comprises 199 map-designated claims totaling 5,804 hectares. The Project covers a strike length of 19 km of favourable stratigraphy along the Destor-Porcupine Fault Zone.

Figure 2: Map of the Duparquet Gold Project showing Subdivisions of the Claim Blocks

2023 Preliminary Economic Assessment, Duparquet Gold Project

On September 7, 2023, First Mining announced results of a positive PEA at the Duparquet Gold Project. A NI-43-101 technical report for the PEA was filed on October 20, 2023. The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life.  The economics of the PEA only consider the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and do not include the mineral resources defined at the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section). For further details on the Duparquet PEA see the technical report entitled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada” dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca.

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

PEA Highlights

•	C$1.07 billion pre-tax NPV5% and C$588 million after-tax NPV5% at US$1,800/oz gold (“Au”);
•	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au;
•	Annual Life-of-Mine (“LOM”) recovered gold production of 233 koz;
•	Total LOM recovered gold of 2.6 Moz over an 11-year mine life;
•	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years;
•	Initial capital costs estimated at C$706 million; sustaining and underground development capital costs estimated at C$738 million; and
•	Average annual LOM Total Cash Cost of US$751/oz(1); average annual LOM All-In Sustaining Costs (“AISC”) of US$976/oz(2).

(1) Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.

(2) AISC includes total cash costs plus sustaining capital, development capital and closure costs.

The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold, as detailed in Table 2.

Table 2: PEA Sensitivity to Gold Price, Operating Costs and Capital Costs

Sensitivity to Gold Price

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000	$2,200
Pre-Tax NPV5%	C$168 million	C$621 million	C$1.07 billion	C$1.53 billion	C$1.98 billion
Pre-Tax IRR	8.5%	17.1%	24.9%	32.0%	38.6%
After-Tax NPV5%	C$20 million	C$310 million	C$588 million	C$859 million	C$1.12 billion
After-Tax IRR	5.5%	12.1%	18.0%	23.2%	28.0%

Sensitivity to Initial Capital Costs

Initial Capital Costs	+20%	+10%	C$706 million	-10%	-20%
Pre-Tax NPV5%	C$814 million	C$949 million	C$1.07 billion	C$1.18 billion	C$1.28 billion
Pre-Tax IRR	16.7%	20.4%	24.9%	30.5%	37.8%
After-Tax NPV5%	C$413 million	C$503 million	C$588 million	C$661 million	C$723 million
After-Tax IRR	12.0%	14.7%	18.0%	21.9%	26.9%

Sensitivity to Operating Costs

Operating Costs	+20%	+10%	C$2.2 billion	-10%	-20%
Pre-Tax NPV5%	C$761 million	C$917 million	C$1.07 billion	C$1.23 billion	C$1.39 billion
Pre-Tax IRR	19.5%	22.2%	24.9%	27.4%	29.9%
After-Tax NPV5%	$398 million	$494 million	C$588 million	$680 million	$771 million
After-Tax IRR	14.0%	16.0%	18.0%	19.9%	21.7%

Mineral Resource Estimate

In September 2022, the Mineral Resource Estimate (“MRE”) for the Duparquet deposit was updated by InnovExplo Inc. in accordance with NI 43-101 (See news release of September 12, 2022 for details). The Duparquet deposit MRE contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 1.6 million ounces of gold in the Inferred category, grading 1.36 g/t Au (see Table 3).

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

In August 2023, new Mineral Resource Estimates were completed on First Mining’s 100% owned Pitt Gold and Duquesne deposits and have added 1.0 million ounces of gold grading 2.32 g/t Au in the Inferred category (see Table 4), which now form part of the larger consolidated Duparquet Gold Project.

Following the updated Mineral Resource Estimates at Pitt Gold and Duquesne, the consolidated Duparquet Project now contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au (see Table 5).

Table 3: Duparquet Deposit Mineral Resource Estimate (Effective September 12, 2022)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Table 4: Pitt Gold and Duquesne Deposits Mineral Resource Estimate (Effective August 31, 2023) – not included in the PEA

Area (mining method)	Cut-off (g/t)	Pitt Gold Inferred Resource			Duquesne Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.50	-	-	-	6,300,000	1.56	316,000
UG Mining	1.75	2,120,000	2.75	187,200	5,030,000	3.10	501,400
Total		2,120,000	2.75	187,200	11,330,000	2.24	817,400

Table 5: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	16,189,000	2.60	1,354,100
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Notes to accompany the Duparquet Deposit Mineral Resource Estimate:

a)

The independent and qualified persons for the Mineral Resource estimate, as defined by NI 43 101, are Marina Lund, P.Geo., Carl Pelletier, P.Geo. and Simon Boudreau, P.Eng. from InnovExplo Inc., and Guy Comeau, P.Eng. from Soutex Inc. The effective date of the estimate is Sept. 12, 2022.

b)

Mineral Resources are not Mineral Reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. The Mineral Resource estimate follows current CIM Definition Standards.

c)	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
d)

In-pit and underground estimates encompass sixty (60) mineralized domains and one dilution envelope using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.

e)

In-pit and underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

f)

In-pit and underground: The estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. Grade interpolation was obtained by ID2 using hard boundaries. Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.

g)

In-pit and underground: A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.

h)

In-pit and underground: The Mineral Resource estimate is classified as Measured, Indicated and Inferred. The Measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated Mineral Resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred Mineral Resources. Blocks interpolated in the envelope were all classified as Inferred Mineral Resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid).

i)

In-pit and underground: The Mineral Resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit Mineral Resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.90 to 17.00; G&A = CA$8.75; refining and selling costs = CA$5.00; gold price = US$1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

j)	The number of metric tons and ounces was rounded to the nearest hundred, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding.
k)

The authors are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported in the Technical Report, that could materially affect the Mineral Resource estimate.

Notes to accompany the Pitt and Duquesne Mineral Resource Estimates:

•

The independent qualified persons for the Pitt Gold and Duquesne mineral resource estimates, as defined by NI 43 101, are Olivier Vadnais-Leblanc, P.Geo., Carl Pelletier, P.Geo., and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is August 31, 2023.

•

These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The mineral resource estimate follows current CIM Definition Standards.

•	The results are presented in situ and undiluted and have reasonable prospects of eventual economical extraction.
•	Pitt Gold: Underground: High-grade capping of 20 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
•	Duquesne: In-pit and Underground: High-grade capping of 55 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
•	A density value of 2.7 g/cm3 was used for the mineralized domains and the envelope.
•	The mineral resource estimates are classified as Inferred due to a lack of confidence in certain drill hole collar and underground development locations.
•	The Mineral Resource Estimates for Duquesne and Pitt Gold were prepared using 3D block modelling and the inverse distance squared (“ID2”) interpolation method.
•

The mineral resources are categorized as Inferred based on drill spacing, as well as geological and grade continuity. A maximum distance to the closest composite of 75 m for Inferred in all zones for Duquesne of 210 m for Inferred in all zones for Pitt Gold.

Exploration Program

First Mining completed a maiden diamond drilling program in 2023 which totalled 6,963 m in 17 holes and defined several significant discovery and follow-up targets. Mapping campaigns were also initiated in 2023, targeting brownfield opportunities as well as regional, greenfield opportunities.

The 2024 drilling program was completed between February and October 2024 and comprised 31 holes over 12,420 m, with final assay results still pending. In total, 48 holes for 19,383 m have been completed at Duparquet by First Mining during its 2023 and 2024 drilling programs.

Page 16

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Highlights of the 2024 exploration program at Duparquet up to December 31, 2024 include:

•

Initial drilling results from 2024 Phase 2B winter diamond drilling program reported on May 21, 2024. Drilling targeted areas of the North Zone which forms a foundational part of the Project’s gold resource, as well as discovery-level drilling of the Rex Target, an important exploration trend immediately north of the current resource. Highlights included drill hole DUP24-018 returning 3.11 g/t Au over 13.16m from 175.52 m to 188.68 m, and hole DUP24-019 returning 3.07 g/t Au over 10.32 m from 87.94 m to 98.26 m, and 3.19 g/t over 4.53 m from 102.30 m to 106.83 m.

•

Additional assay results reported on June 18, 2024 from drilling which targeted additional exploration trends of the North Zone, assessing the potential for higher-grade areas with extensional continuity. Drill hole DUP24-024 returned multiple intervals of significant higher-grade mineralization over considerable widths that are hosted proximal to and within a newly identified mafic volcanic unit. Highlights from hole DUP24-024 include 10.67 g/t Au over 5.3 m from 448.4 m to 453.7 m, 6.63 g/t Au over 9.0 m from 476.0 m to 485.0 m, 3.04 g/t Au over 33.5 m from 488.5 m to 522.0 m, and 5.97 g/t Au over 33.0 m from 534.0 m to 567.0 m (including 9.63 g/t Au over 4.2 m from 534.7 m to 538.9 m, and 14.43 g/t Au over 6.0 m from 547.0 m to 553.0 m).

•	Completion of a project-wide airborne geophysical and LiDAR survey, partnered with leading industry group ALS Goldspot Discoveries Ltd.
•	Completion of an on-site exploration planning session evolving geoscience strategies and targeting, involving a team of in-house geoscientists, strategic advisors and industry consultants.
•	Introduction of an oriented core program.
•	Commencement of a summer field campaign consisting of mapping and prospecting on regional targets.
•	Completion of a property-wide, 3-dimensional geological modelling project, advancing both regional development opportunities and areas favoured for exploration discovery potential.
•

On August 28,2024, the Company reported initial results from its Phase 3 drilling campaign, from select holes from the Valentre target, which tests an area between the Central Duparquet and Dumico resource pit shells which was previously not drilled due to a historical property boundary. Highlights include 3.98 g/t Au over 8.70 m (hole DUP24-026), and 1.82 g/t Au over 14.35 m (hole DUP24-027), demonstrating both encouraging grades and widths within an area of potential resource growth and further exploration opportunities. The Phase 3 drilling program also targeted the Buzz Zone and the North Zone Expansion target areas, with additional results expected for future release.

•

On November 21, 2024 the Company reported drill results relating to the further expansion of the Buzz and North Zone targets. Drilling in the Buzz Zone returned positive drill intercepts over a strike length of 170 m between the newly drilled hole, and highlights include drill hole DUP24-028 returning 1.55 g/t Au over 15.4 m (including 3.08 g/t Au over 5.3 m). Further drilling at the North Zone, totalling 2,319 m in three holes, supports a 130 m strike extension towards the east of the current resource. North Zone drilling highlights include 4.00 g/t Au over 5.7 m including 6.65 g/t Au over 2.0 m in hole DUP24-032, and 1.61 g/t Au over 8.35 m, (including 5.02 g/t Au over 1.65 m) in hole DUP24-031.

•

On June 14, 2024, the Company completed a non-brokered private placement, pursuant to which, the Company raised gross proceeds of $6,950,000. $2.5 million of these proceeds were designated towards the continued development of the Duparquet Gold Project.

During the year ended December 31, 2024, the most significant expenditures at the Duparquet Gold Project were:

•	$3,306,000 in connection with environmental, assaying, and field supplies;
•	$1,817,000 in connection with exploration, drilling and exploration technical related activities;
•	$1,384,000 in connection with salary & share based payments;
•	$176,000 in connection with travel, fuel and other expenditures; and
•	$42,000 in connection with land taxes.
•	$6,725,000

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy issues as part of the redevelopment of the property.  On February 15, 2023, the Company’s wholly-owned subsidiary received a Notice of Non-Compliance from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding historical storage of mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue and on March 31, 2023, the Company’s wholly-owned subsidiary Eldorado Gold Mines filed an initial management plan with MELCCFP. The Company subsequently filed a response to comments made by the MELCCFP on the groundwater monitoring plan for historical tailings on June 30, 2023. Positive discussions with the MELCCFP are ongoing and a permit application was advanced in Q4 2024 for submission in Q1 2025 to allow for the removal of the historical mine byproduct material and secure storage on a proposed new storage pad at the future processing plant location. Construction of the storage pad is anticipated to occur in H2 2025 in preparation for material storage in 2026.  The Company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities.

Page 17

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Effective May 6,  2024, the Quebec Ministry implemented an amendment to the Mining Regulations which introduced a new authorization process aimed at “impact causing exploration work”. This requires a mining company that wishes to carry out any of this type of work to submit an application for an authorization for impact-causing exploration work (or “ATI”) to the Ministère des Ressources naturelles et des Forêts.

MDD has applied for and were granted three (3) ATI’s related to exploration drilling throughout 2024, allowing exploration drilling activities to continue over the next two years across key exploration target zones. In addition to this, MDD is actively reviewing its exploration permitting requirements across the property and will be evaluating the needs for additional permitting on a continuous basis.

Future Work Plans

The 2024 exploration programs at the Duparquet Project aimed to build on the successes and learnings of the 2023 campaigns, with a continued focus on growth opportunities. Drilling re-commenced February 2024 with the objective of completing the Phase 2 winter drilling component of the program. In the second quarter of 2024, the Company commenced a Phase 3 drilling campaign targeting the North Zone, Buzz and Valentre targets as well as some near resource extensional targets. A second drill was added to the program in Q3 2024 to finish off the program which was completed in October 2024. The Company also completed tenure-wide regional airborne geophysics and LiDAR survey programs during 2024 to further uplift exploration target development and vectoring ahead of the upcoming field campaigns. A property-wide 3D geological model update was also completed with final deliverables provided in Q3 2024. Fieldwork campaigns were concluded in Q4 2024. Inbound assay results, processing and interpretation of 2024 drill and field program results will continue into 2025 and will be focused around exploration drilling target development, supporting the evolvement of the Duparquet Gold Projects target pipeline. Project development work will consist of continued project derisking coupled with mining scenario optimization studies focused on an initial project development approach.

Other Projects

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 square kilometre (53,000 ha) mineral tenure package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

The project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Further details are available in the NI-43-101 Technical Report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” dated January 17, 2017, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

During the year ended December 31, 2024, overall spend at the Cameron project was approximately $218,000 of which 57% is attributable to salaries.

Pickle Crow Gold Project, Ontario (30% Project Interest)

First Mining owns a 30% interest in PC Gold, the joint venture company that owns the Pickle Crow Project.  First Mining’s joint venture partner is FireFly Metals (“Firefly”) and owns the remaining 70% of PC Gold, and is the current operator of the Pickle Crow Project.

The Pickle Crow Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz Au.  The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR+ profile at www.sedarplus.ca.

Page 18

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Hope Brook Gold Project, Newfoundland (20% Project Interest)

First Mining owns a 20% interest in the Hope Brook Gold Project.  First Mining’s joint venture partner is Big Ridge Gold Corp. (“Big Ridge”) who owns the remaining 80% of the Hope Brook Project and is the current operator.

The Hope Brook Gold Project is located 85 km east of Port aux Basques, Newfoundland. The property tenure was reconfigured in 2023, and again in 2024, and now covers an area of 5,925 ha over ten mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone.

The Hope Brook Gold Project hosts an Indicated Mineral Resource of 16.2 Mt grading 2.32 g/t Au and containing 1,206,000 oz Au and an Inferred Mineral Resource of 2.2 Mt grading 3.24 g/t Au and containing 231,000 oz Au.  The technical report entitled “Technical Report on the Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada” and dated April 6, 2023 with an effective date of January 17, 2023, was prepared for Big Ridge Gold Corp. by SGS Geological Services in accordance with NI 43-101, and is available under Big Ridge’s SEDAR+ profile at www.sedarplus.ca.

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into an earn-in agreement (the “Big Ridge Earn-In Agreement”) with Big Ridge Gold Corp. pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook. A summary of the transaction is set out in the table below and additional detail related to the earn-in arrangement is included in the Company’s news release dated April 6, 2021. The table below reflects the Amended Earn-In for Stage 2.

On September 13, 2022, the Company announced that Big Ridge had completed the Stage 1 earn-in requirements with respect to the Hope Brook Gold Project, as set out in the Big Ridge Earn-In Agreement.  As required under the agreement, Big Ridge (i) incurred $10 million in qualifying exploration expenditures at Hope Brook, (ii) issued 15,000,000 common shares of Big Ridge to First Mining, and (iii) granted to First Mining a 1.5% NSR royalty on Hope Brook, which was sold to Elemental Altus Royalties Corp. in Q1 2023.

With the Stage 1 Earn-In complete, Big Ridge earned a 51% ownership interest in Hope Brook and had until June 8, 2026 to acquire an additional 29% direct interest in Hope Brook (the “Stage 2 Earn-In”) by: (i) incurring a further $10 million in exploration expenditures; and (ii) issuing additional Big Ridge Shares to First Mining in the amount that is the lesser of (a) 10,000,000 Big Ridge Shares; or (ii) the number of Big Ridge Shares which, when combined with the number of Big Ridge Shares owned by First Mining at the time of issuance, would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares. Upon completion of the Stage 2 Earn-In, First Mining held a 20% interest in Hope Brook which will be free carried until the completion of a Feasibility Study by Big Ridge.

On March 21, 2024, the Company amended the Earn-In Agreement between the Company and Big Ridge Gold Corp. As part of the terms of the amending agreement, the Company granted Big Ridge the exclusive right and option to increase its undivided interest in and to the property from 51% to 80% in exchange for 10,000,000 Big Ridge Shares, effectively exercising Stage 2 of the amended Earn-In agreement. In addition, the Company sold a total of 36,500,000 Big Ridge shares for $0.05 a share, resulting in gross proceeds of $1,825,000 received prior to March 31, 2024.  The Company valued the retained project interest based on the estimated fair value of the transfer of interest in the property in accordance with the earn-in agreement, resulting in an impairment loss of $11,955,000 during the period ended March 31, 2024.

Hope Brook Gold Project Earn-in Summary
Upfront Consideration (Complete)
(1) $500,000 cash upon closing
(2) 11.5 million shares of Big Ridge upon closing
Stage 1 Earn-in (51% earn-in over 3-year period) (Complete)
● $10,000,000 in project exploration spend
● 15 million shares of Big Ridge
● 1.5% NSR royalty (0.5% buyback for $2.0M) – sold in Jan/23
Stage 2 Amended Earn-in (additional 29% earn-in over 2 years) (Complete)
Up to 10 million shares of Big Ridge to a maximum of 19.9% ownership of Big Ridge
Additional Terms:
● JV to be created upon completion of Stage 1
● First Mining free carried to a feasibility study
● $2M cash payment upon commercial production

Page 19

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

SELECT QUARTERLY FINANCIAL INFORMATION

	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2023-Q4	2023-Q3	2023-Q2	2023-Q1
Net Income (Loss)	$19,139	$(5,589)	$(10,564)	$(18,300)	$(8,038)	$624	$(1,149)	$1,527
Impairment of non-current assets	-	-	-	(11,955)	-	(1,545)	-	-
Total cash provided by (used in) operating activities	(1,289)	(218)	(409)	(2,036)	(798)	(1,094)	(3,364)	184
Basic and Diluted Net Income (Loss) Per Share (in dollars)	0.02	(0.01)	(0.01)	(0.02)	(0.01)	0.00	(0.00)	0.00
	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2023-Q4	2023-Q3	2023-Q2	2023-Q1
Cash and Cash Equivalents	11,351	11,038	10,368	7,732	12,211	1,949	5,234	6,907
Short-term Investments	-	-	-	-	-	4,798	4,634	4,797
Marketable Securities	2,388	2,785	2,845	106	263	30	2,290	2,811
Working Capital (Deficit) (1)	744	3,388	1,943	(1,687)	2,162	(3,049)	1,789	5,366
Mineral Properties	256,059	246,804	240,964	235,830	244,234	239,500	234,737	229,440
Investment in NexGold Mining Corp. (2)	-	-	-	3,034	3,269	3,302	5,115	5,492
Investment in PC Gold Inc.	21,527	21,527	21,527	21,527	21,527	21,528	21,572	21,572
Investment in Big Ridge Gold Corp.	-	-	-	-	1,406	1,479	2,068	2,054
Total Assets	294,852	285,294	278,899	271,528	289,067	276,098	279,277	275,831
Total Non-Current Liabilities	$36,095	$56,045	$51,094	$40,508	$36,486	$29,473	$33,354	$34,051

(1) These are non-IFRS measures with no standardized meaning under IFRS Accounting Standards. Refer to the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”.

(2) During Q2 2024, the Company reclassified its equity investment in NexGold Mining Corp to marketable securities to strengthen its liquidity position.

Key trends in the quarterly results are as follows:

Net income (loss) – quarter to quarter fluctuations are primarily due to the timing of non-cash items such as impairments. In addition to fair value adjustments which are required as and when facts dictate, other non-cash items such as fair value movements on the Silver Stream derivative liability and higher deferred income tax recovery driven by flow-through share expenditures. As can be seen in the table above, the fluctuation in cash used in operating activities does not tend to vary nearly as much as net income (loss).

Cash and cash equivalents – fluctuations are due to the amount and timing of cash flows used to fund investing and operating activities at the Company’s mineral property portfolio, offset by financings provided by private placements, public offerings, the exercise of options and warrants to support such activities and the divestment of project interests or investment positions.

Total assets – quarterly changes are the direct result of fluctuations described above in cash and cash equivalents and marketable securities in the current asset category, and due to mineral property expenditure additions and impairment, and the equity loss and recorded fair value adjustments of our investments in NexGold and Big Ridge Gold.

Non-current liabilities – Changes predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

Page 20

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS Accounting Standards, including IAS 34. The data was extracted from the consolidated financial statements for the year ended December 31, 2024.

Fourth Quarter 2024 compared to Fourth Quarter 2023

For the three months ended December 31, 2024, net income for the period has increased by $27.2 million compared to the three months ended December 31, 2023. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods –Increase/decrease (in $000s)	Explanation
Loss from operational activities
General and administration	$(249)	Primarily higher due to increased wage allocations and professional services activity compared to Q4 2023.
Exploration & Evaluation	$130	Primarily lower in Q4 2024 due to lower salary allocations to E&E
Gain on disposal of asset	$(235)	Related to sale of Favourable Lake claim in Q4 2023.
Other items
Interest & Other Income	(120)	Primarily due to other income received from non-core asset sales.
Change in fair value on Silver Stream derivative liability (non-cash)	$26,757

Fair value gain on the silver stream derivative was primarily as a result of a 1% decrease in forward curve and a 8% decrease in the silver spot price in Q4 2024 vs a increases of 12% and 7% in forward curve and spot price respectively in Q4 2023.

Change in equity accounted investments	$107	Equity pickup adjustment of ($33k) for NexGold and Big Ridge ($74k).
Deferred Income Tax Recovery	$573	Flow through related recovery.
Other	$217	Foreign exchange and other expenses.
Net Income for the period	$27,180	Increase in net income predominantly relates to the fair value adjustment on Silver Stream derivative liability in Q4 2024.
Other comprehensive loss
Investments fair value loss (non-cash)	$(243)	Decrease due to change in marketable securities.
Net income and comprehensive income	$26,937	Increase in net income and comprehensive income predominantly relates to the reasons given above.

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Year ended December 31, 2024 Compared to Year ended December 31, 2023

For the year ended December 31, 2024, net loss for the period has increased by $8.3 million compared to the year ended December 31, 2023. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods – Increase/decrease (in $000s)	Explanation
Loss from operational activities
General and administration	$607	Decrease primarily pertains to lower professional fees, including consulting, legal fees and tax fees.
Investor Relations & Marketing	$(261)	Increase primarily driven by higher marketing & conference costs and increased salary allocations.
Impairment of long-lived assets	$(10,410)	Primarily driven by Hope Brook impairment of $12M in 2024, slightly offset by the impairment in NexGold in 2023.
Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$7,005	Gain on the silver stream derivative due to 6% increase in volatility, 24% increase in forward curve and 24% increase in spot rate for 2024 vs 2023.
Gain on sale of mineral properties	$(7,280)

Decrease is due to gain on disposal of the Company’s non-core royalty portfolio for total consideration of approximately $6.7 million to Elemental Altus Royalties Corp, $0.3M for Grid Metal Sales and $0.2M for Favourable Lake claim sale in 2023.

Investments fair value loss (non-cash)	$2,141	Equity loss pickup for NexGold and Big Ridge.
Interest & Other Income	$237	Primarily higher due to other income received from non-core asset sales.
Provision for Reclamation Estimate Recovery	$(1,021)	Environmental reclamation provision in Q3 2023.
Deferred income tax recovery	$472	Increase due to the settlement of flow-through share premium liability upon incurring eligible flow-through expenditures on funds raised in 2024.
Other	$233	Foreign exchange and other expenses.
Net loss for the period	$(8,277)	Increase in net loss predominantly relates to the Hope Brook impairment offset by the equity pickup for NexGold and Big Ridge.
Other comprehensive income
Investments fair value loss (non-cash)	$(621)	Decrease due to change in marketable securities.
Net loss and comprehensive loss	$(8,898)	Increase in net loss and comprehensive loss predominantly relates to the reasons given above.

Page 22

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Year ended December 31,
	2024	2023
CASH PROVIDED BY (USED IN)
Operating activities	$(3,952)	$(5,072)
Investing activities	(17,867)	(11,315)
Financing activities	20,737	15,115
Foreign exchange effect on cash	222	(75)
CHANGE IN CASH AND CASH EQUIVALENTS	(860)	(1,347)
Working Capital (1)	744	2,162
Cash and cash equivalents, beginning	12,211	13,558
Cash and cash equivalents, ending	$11,351	$12,211
(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital” and “Trends in Liquidity, Working Capital, and Capital Resources".

Key reasons for variances from December 31, 2023 to December 31, 2024 include:

•

Cash used in operating activities decreased due to changes in non-cash working capital items compared to 2023, primarily impairment of Hope Brook, fair value gain of Silver Stream and the change in the provision for environmental remediation at Duparquet.

•

Cash used in investing activities increased primarily due to an increase in mineral property expenditures as a result of work done to submit the final EA at Springpole and an expansive exploration plan at the Duparquet Project.

•

Cash provided by financing activities significantly increased due to the net proceeds received from the private placement raise in Q4 2024, the bought deal financing in Q3 2024 and the increase in net proceeds received from the flow-through private placement raised in Q2 2024 compared to the same period last year.

•

Working capital is lower at the end of Q4 2024 compared to Q4 2023 primarily due to the decrease in closing cash position from the equity raises completed during the year, combined with the higher value of accounts payable and increase in the provision for environmental remediation.

Trends in Liquidity, Working Capital, and Capital Resources

The Company’s audited annual consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue its operations for at least twelve months from December 31, 2024 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of December 31, 2024, the Company had cash and cash equivalents of $11,351,000 (December 31, 2023 - $12,211,000),  working capital of $744,000 (December 31, 2023 - $2,162,000) which is calculated as current assets less current liabilities, and an accumulated deficit of $180,895,000 (December 31, 2023 - $165,581,000).  The Company had a working capital balance of $4,718,000 excluding the 10% Option on PC Gold with Firefly from current liabilities. For the year ended December 31, 2024, the Company had net loss of $15,314,000 (December 31, 2023 – a net loss of $7,036,000) primarily due to the impairment on non-current assets and an increase of cash used in investing activities of $17,867,000 (December 31, 2023 - $11,315,000).

The Company has historically financed its activities through equity raises, sales of investments and marketable securities and the sale of its non-core royalty portfolio. In addition to a reduction in spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital through the issuance of new shares until it can generate positive cash flow from operations to finance its exploration and development programs. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its marketable securities.  There can be no assurance that the Company will be able to continue to secure additional financing in the future on terms that are favourable. This gives rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

Page 23

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

The annual consolidated financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

OUTLOOK

We remain focused on advancing the Company’s strategic objectives towards near-term milestones, which include:

•

Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement, with a focus on addressing all technical questions on the Final EIS/EA report in 2025 and working with local and Indigenous communities.

•

Advancing exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring, bunker construction for environmental remediation, geological data compilation and targeting, commencement of the 2025 drill program.

•

Progressing some key Feasibility Study areas at Springpole, such as geotechnical optimization, further process optimization, and power connection studies, as well as advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

•	Striving to achieve a strong balance sheet and improving cash position to fund investing activities.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition, net of transaction costs in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the annual consolidated financial statements for the year ended December 31, 2024, filed on SEDAR+ at www.sedarplus.ca. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments.  The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.  We do not acquire or issue derivative financial instruments for trading or speculative purposes.  All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company includes the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the periods ended December 31, 2024 and 2023 is as follows:

Service or Item	For the year ended December 31,
	2024	2023
Directors’ fees	$305	$305
Salaries and consultants’ fees	1,715	2,084
Share-based payments (non-cash)	1,708	1,827
Total	$3,728	$4,216

Page 24

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities based on the undiscounted contractual cash flows as at December 31, 2024 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$7,162	$7,162	$7,162	$-	$-	$-
Other liabilities	476	600	400	200
Lease liability	221	261	66	195	-	-
Total	$7,859	$8,023	$7,628	$395	$-	$-

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of the working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICIES

The Company’s material accounting policies are in accordance with IFRS Accounting Standards and are disclosed in the annual consolidated financial statements for the year ended December 31, 2024.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

Estimation uncertainties are described in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, the Company used the same accounting policies and methods of computation as in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The following section discusses significant accounting policy judgments which have been made in connection with the financial statements for the year ended December 31, 2024:

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditure made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment of Investment in Associates

With respect to its investments in PC Gold, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

NEW ACCOUNTING STANDARDS ISSUED

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 – Non-current Liabilities and Covenants, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements:

•	Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026;
•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2024 under the heading “Risks that can affect our business”, which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

 If the fair value of our investments in equity instruments designated as fair value through other comprehensive income (FVTOCI) had been 10% higher or lower as at December 31, 2024, other comprehensive loss for the year ended December 31, 2024 would have decreased or increased, respectively, by $239,000 (2023 – $26,000).

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at December 31, 2024, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

December 31, 2024
Cash, cash equivalents	$2,728
Net exposure	$2,728
Effect of +/- 10% change in currency	$273

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instruments impacted by commodity prices are the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Firefly Metals Ltd completing its additional 10% equity interest in PC Gold and reducing First Mining’s ownership to 20%. The Company’s net loss sensitivity changes in commodity price risk would have increased or decreased by approximately $3,441,000 if the commodity price had been 10% higher or lower as at December 31, 2024.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, short-term investments and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents and short-term investments to be immaterial as cash and cash equivalents and short-term investments are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at December 31, 2024, based on the undiscounted contractual cash flows. As at December 31, 2024, the Company had cash and cash equivalents of $11,351,000 (December 31, 2023 – $12,211,000) (please refer to the section in this MD&A titled “Trends in Liquidity, Working Capital, and Capital Resources”).

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to try to ensure that there is sufficient capital on hand to meet ongoing obligations.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2024 filed with Canadian securities regulatory authorities at www.sedarplus.ca, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedarplus.ca and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had 1,080,829,700 common shares issued and outstanding; 141,686,740 warrants outstanding; 73,767,500 options outstanding; 16,359,275 restricted share units outstanding; 14,066,000 performance share units; and 1,909,000 deferred share units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company’s internal control is effective. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. There have been no significant changes in our internal controls during the year ended December 31, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the year ended December 31, 2024

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2024. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2025 by continuing exploration programs and project derisking coupled with mining scenario optimization studies; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2025 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company’s working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, Final EIS/EA approval for the Springpole Gold Project and the expected timing of such Final EIS/EA approval; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Firefly Metals Ltd Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Big Ridge Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding achieving a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company’s internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s third annual ESG report that was published in June 2024.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2024 and other continuous disclosure documents filed from time to time via SEDAR+ with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. Technical disclosure contained in this MD&A has been prepared in accordance with the requirements of United States securities laws as it allows for MJDS filers to use Canadian requirements and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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